Mail Stop 3-9								February 15,
2005

Jane Kober
Senior Vice President and Secretary
Biopure Corporation
11 Hurley Street
Cambridge, MA 02141

Re: Biopure Corporation
       Preliminary proxy statement filed February 11, 2005
       File No. 1-15167

Dear Ms. Kober:

	This is to advise you that we have monitored the subject filing solely with respect to proposal number two and have the following comments.

Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding, or agreement, written or oral, regarding the issuance of common stock subsequent to the increase of authorized shares.

	As appropriate, please amend your filing in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation.

	Any questions should be directed to Michael Reedich at (202) 942-1815, or the undersigned at (202) 942-1840.

							Sincerely,



							Jeffrey Riedler
							Assistant Director